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               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.   )*

                 			     Oxford Resources Corp.
			                        (Name of Issuer)
                      	  Common Stock-Class A
			                 (Title of Class of Securities)

                      				   691808109
		                      	 	(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				February 12, 1997
         	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








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CUSIP NO.  691808109

                                				13D


1      	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
        BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			323,165

                		8       SHARED VOTING POWER:

                       			42,332

	                	9       SOLE DISPOSITIVE POWER:

                       			323,165

	                	10      SHARED DISPOSITIVE POWER:

                        		42,332

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       			365,497

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			5.1

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!








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                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock - Class A

	(b)     Name and address:       Oxford Resources Corp.
				                            	270 South Servive Road
                                 Melville, New York 10167

Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and the personal funds of discretionary accounts. The aggregate purchase price of the 365,497 shares of Common Stock-Class A was approximately $107,796,766.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock-Class A of Oxford Resources Corp.in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.





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                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 2/12/97

  (a)     Number:                                                   365,497
       	  Percentage:                                                   5.1

  (b)     1. Sole power to vote or to direct the vote:              323,165
       	  2. Shared power to vote or to direct the vote:             42,332
	         3. Sole power to dispose or to direct the disposition:    323,165
       	  4. Shared power to dispose or to direct the disposition:   42,332

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable

  (e)     Inapplicable

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None






Page 5



Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  2/21/97                                    BEAR, STEARNS & CO. INC.


                                           					By:     /s/
					                                             	Barry J. Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  William J. Montgoris      Chief Operating Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  Samuel L. Molinaro, Jr.   Chief Financial Officer



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.





                      				   APPENDIX II
			                          REGULATORY



November 19, 1991: The Commodity Futures Trading Commission filed its complaint against Bear Stearns and Stephen Johnson. Bear Stearns entered into a simultaneous settlement without admitting or denying the charges which had alleged three counts of violation of the Commodity Exchange Act: (i) failure to prepare a written record of orders including the account identification for orders placed on the Chicago Mercantile Exchange from the Dallas Branch Cattle Desk in the period July 1986 to February 1988 (Regulation 1.35 (a-l) (2)); (ii) failure to supervise the Dallas Branch Office Cattle Desk and the CME Floor (Regulation 166.3); and (iii) violation of a July 25, 1986 Cease and Desist involving failure to supervise order entry process. Bear Stearns neither admitting or denying the charges, paid $250,000 in settlement, and is ordered to cease and desist further violations of these three regulations.

January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.


                            APPENDIX III
                       BEAR, STEARNS & CO. INC.


                        Oxford Resources Corp.
                  Trading from 1/15/97 through 2/12/97



DATE	QUANTITY	DESCRIPTION	PRICE / ENTRY	AMOUNT
2/12/97	   100  OXFORD RESOURCES CORP	42.5000	        4,250.00
2/12/97	 4,500 	OXFORD RESOURCES CORP	41.5000	      186,750.00
2/12/97  3,600 	OXFORD RESOURCES CORP	41.2500	      148,500.00
2/12/97	 5,000 	OXFORD RESOURCES CORP	41.8750	      209,375.00
2/12/97	(1,000)	OXFORD RESOURCES CORP	41.8750	      (41,875.00)
2/12/97	 1,000 	OXFORD RESOURCES CORP	41.3750	       41,375.00
2/12/97	(1,000)	OXFORD RESOURCES CORP	42.3750	      (42,375.00)
2/12/97	 3,400 	OXFORD RESOURCES CORP	41.6250	      141,525.00
2/12/97	(1,000)	OXFORD RESOURCES CORP	41.6250	      (41,625.00)
2/12/97	 1,500 	OXFORD RESOURCES CORP	41.2500	       61,875.00
2/12/97	 2,000 	OXFORD RESOURCES CORP	42.0000	       84,000.00
2/12/97	 4,400 	OXFORD RESOURCES CORP	41.6875	      183,425.00
2/12/97	 2,000 	OXFORD RESOURCES CORP	41.8125	       83,625.00
2/12/97	   (50)	OXFORD RESOURCES CORP	42.0000	       (2,100.00)
2/12/97	 3,200 	OXFORD RESOURCES CORP	41.4375	      132,600.00
2/11/97	    56 	OXFORD RESOURCES CORP	41.5000	        2,324.00
2/11/97	 5,200 	OXFORD RESOURCES CORP	41.8125	      217,425.00
2/11/97	10,400 	OXFORD RESOURCES CORP	42.0000	      436,800.00
2/11/97	   600 	OXFORD RESOURCES CORP	41.8750	       25,125.00
2/10/97	    34 	OXFORD RESOURCES CORP	41.6250	        1,415.25
2/10/97	(7,500)	OXFORD RESOURCES CORP	41.6250	     (312,187.50)
2/10/97	13,900 	OXFORD RESOURCES CORP	41.7500	      580,325.00
2/10/97	20,000 	OXFORD RESOURCES CORP	41.8750	      837,500.00
2/10/97	(4,500)	OXFORD RESOURCES CORP	41.8750	     (188,437.50)
2/10/97	(1,000)	OXFORD RESOURCES CORP	41.5000	      (41,500.00)
2/10/97	(1,000)	OXFORD RESOURCES CORP	41.0000	      (41,000.00)
2/10/97(10,000)	OXFORD RESOURCES CORP	41.6875	     (416,875.00)
2/7/97	11,000 	OXFORD RESOURCES CORP	40.8750	      449,625.00
2/7/97	1,000 	OXFORD RESOURCES CORP	40.1250	       40,125.00
2/7/97	(2,500)	OXFORD RESOURCES CORP	40.1250	     (100,312.50)
2/7/97	 1,000 	OXFORD RESOURCES CORP	40.3750	       40,375.00
2/7/97	 4,000 	OXFORD RESOURCES CORP	40.2500	      161,000.00
2/7/97	14,200 	OXFORD RESOURCES CORP	40.7500	      578,650.00
2/6/97	20,000 	OXFORD RESOURCES CORP	39.6875	      793,750.00
2/6/97	 9,400 	OXFORD RESOURCES CORP	39.7500	      373,650.00
2/6/97	 3,500 	OXFORD RESOURCES CORP	39.5000	      138,250.00
2/6/97 (45,500)	OXFORD RESOURCES CORP	39.7679	   (1,809,439.45)
2/5/97	 9,000 	OXFORD RESOURCES CORP	39.7500	      357,750.00
2/5/97	 5,000 	OXFORD RESOURCES CORP	39.5000	      197,500.00
2/5/97	 1,000 	OXFORD RESOURCES CORP	39.3750	       39,375.00
2/5/97	(1,000)	OXFORD RESOURCES CORP	39.3750	      (39,375.00)
2/5/97   5,000 	OXFORD RESOURCES CORP	39.2500	      196,250.00
2/5/97 (15,000)	OXFORD RESOURCES CORP	39.6500	     (594,750.00)
2/4/97     200 	OXFORD RESOURCES CORP	39.3750	        7,875.00
2/4/97	(1,000)	OXFORD RESOURCES CORP	39.3750	      (39,375.00)
2/4/97	 5,400 	OXFORD RESOURCES CORP	39.8125	      214,987.50
2/4/97	(5,500)	OXFORD RESOURCES CORP	39.8125      (218,968.75)
2/4/97	 1,500 	OXFORD RESOURCES CORP	39.7500	       59,625.00
2/4/97	(1,000)	OXFORD RESOURCES CORP	39.7500	      (39,750.00)
2/4/97	 4,000 	OXFORD RESOURCES CORP	39.2500	      157,000.00
2/4/97	 5,000 	OXFORD RESOURCES CORP	39.5000	      197,500.00
2/3/97	 5,000 	OXFORD RESOURCES CORP	38.1875	      190,937.50
2/3/97	49,700 	OXFORD RESOURCES CORP	38.1250	    1,894,812.50
2/3/97	(1,000)	OXFORD RESOURCES CORP	38.7500	      (38,750.00)
2/3/97 (10,000)	OXFORD RESOURCES CORP	38.2750	     (382,750.00)
2/3/97 (47,000)	OXFORD RESOURCES CORP	38.2500	   (1,797,750.00)
1/31/97	 1,000 	OXFORD RESOURCES CORP	38.0000	       38,000.00
1/31/97	 1,000 	OXFORD RESOURCES CORP	38.2500	       38,250.00
1/31/97(23,000)	OXFORD RESOURCES CORP	38.2500	     (879,750.00)
1/31/97	 3,500 	OXFORD RESOURCES CORP	38.5000	      134,750.00
1/31/97297,300 	OXFORD RESOURCES CORP	38.3160	   11,391,346.80
1/31/97(18,000)	OXFORD RESOURCES CORP	38.7500	     (697,500.00)
1/31/97	(2,500)	OXFORD RESOURCES CORP	38.5625	      (96,406.25)
1/31/97	(5,000)	OXFORD RESOURCES CORP	38.3750	     (191,875.00)
1/31/97(23,000)	OXFORD RESOURCES CORP	38.2500	     (879,750.00)
1/31/97(90,000)	OXFORD RESOURCES CORP	38.6701	   (3,480,309.00)
1/31/97(113,500)OXFORD RESOURCES CORP	38.4317	   (4,361,997.95)
1/30/97	25,400 	OXFORD RESOURCES CORP	38.7500	      984,250.00
1/30/97	 4,500 	OXFORD RESOURCES CORP	38.3750	      172,687.50
1/30/97	 1,000 	OXFORD RESOURCES CORP	38.3125	       38,312.50
1/30/97	   300 	OXFORD RESOURCES CORP	39.0000	       11,700.00
1/30/97	(7,500)	OXFORD RESOURCES CORP	38.8750	     (291,562.50)
1/30/97	(5,000)	OXFORD RESOURCES CORP	38.8125	     (194,062.50)
1/30/97(20,000)	OXFORD RESOURCES CORP	38.6250	     (772,500.00)
1/29/97	 5,000 	OXFORD RESOURCES CORP	38.3125	      191,562.50
1/29/97	   600 	OXFORD RESOURCES CORP	37.1250	       22,275.00
1/29/97	 1,000 	OXFORD RESOURCES CORP	38.7500	       38,750.00
1/29/97	(4,000)	OXFORD RESOURCES CORP	38.7500	     (155,000.00)
1/29/97	 4,600 	OXFORD RESOURCES CORP	37.7500	      173,650.00
1/29/97	 5,000 	OXFORD RESOURCES CORP	38.0000	      190,000.00
1/29/97	  (130)	OXFORD RESOURCES CORP	38.8750	       (5,053.75)
1/29/97	(1,000)	OXFORD RESOURCES CORP	38.3750	      (38,375.00)
1/29/97	(3,900)	OXFORD RESOURCES CORP	38.0000	     (148,200.00)
1/28/97	 3,100 	OXFORD RESOURCES CORP	38.6250	      119,737.50
1/28/97	 1,000 	OXFORD RESOURCES CORP	38.3750	       38,375.00
1/28/97	37,900 	OXFORD RESOURCES CORP	38.3819	    1,454,674.01
1/28/97(42,000)	OXFORD RESOURCES CORP	37.7500	   (1,585,500.00)
1/27/97	 2,600 	OXFORD RESOURCES CORP	37.8750	       98,475.00
1/27/97(16,900)	OXFORD RESOURCES CORP	37.8750	     (640,087.50)
1/24/97	21,900 	OXFORD RESOURCES CORP	37.6250	      823,987.50
1/24/97	(2,000)	OXFORD RESOURCES CORP	38.5000	      (77,000.00)
1/24/97	   400 	OXFORD RESOURCES CORP	38.0000	       15,200.00
1/24/97	 1,000 	OXFORD RESOURCES CORP	37.8125	       37,812.50
1/24/97	 6,700 	OXFORD RESOURCES CORP	37.9375	      254,181.25
1/24/97	90,000 	OXFORD RESOURCES CORP	37.9375	    3,414,375.00
1/24/97	(1,000)	OXFORD RESOURCES CORP	38.2500	      (38,250.00)
1/24/97(14,900)	OXFORD RESOURCES CORP	37.8750	     (564,337.50)
1/24/97(100,000)OXFORD RESOURCES CORP	38.0625	   (3,806,250.00)
1/23/97	   500 	OXFORD RESOURCES CORP	38.5000	       19,250.00
1/23/97	   800 	OXFORD RESOURCES CORP	39.1250	       31,300.00
1/23/97	 1,000 	OXFORD RESOURCES CORP	39.0000	       39,000.00
1/23/97	 1,000 	OXFORD RESOURCES CORP	38.4375	       38,437.50
1/22/97	   920 	OXFORD RESOURCES CORP	38.1250	       35,075.00
1/22/97	 1,200 	OXFORD RESOURCES CORP	38.0000	       45,600.00
1/22/97	20,000 	OXFORD RESOURCES CORP	38.2500	      765,000.00
1/22/97(20,000)	OXFORD RESOURCES CORP	38.6875	     (773,750.00)
1/21/97	    86 	OXFORD RESOURCES CORP	37.3750	        3,214.25
1/21/97	   300 	OXFORD RESOURCES CORP	37.0000	       11,100.00
1/21/97	 2,800 	OXFORD RESOURCES CORP	37.8750	      106,050.00
1/21/97	 9,400 	OXFORD RESOURCES CORP	37.7500	      354,850.00
1/21/97	 2,000 	OXFORD RESOURCES CORP	37.9375	       75,875.00
1/21/97	 2,500 	OXFORD RESOURCES CORP	37.8125	       94,531.25
1/21/97	 7,000 	OXFORD RESOURCES CORP	38.0625	      266,437.50
1/21/97	   200 	OXFORD RESOURCES CORP	38.1875	        7,637.50
1/21/97	   300 	OXFORD RESOURCES CORP	36.7500	       11,025.00
1/21/97	   300 	OXFORD RESOURCES CORP	36.8125	       11,043.75
1/21/97	 1,000 	OXFORD RESOURCES CORP	37.0625	       37,062.50
1/21/97	 3,000 	OXFORD RESOURCES CORP	37.9400	      113,820.00
1/21/97	  (200)	OXFORD RESOURCES CORP	38.3125	       (7,662.50)
1/21/97(28,000)	OXFORD RESOURCES CORP	38.0000	   (1,064,000.00)
1/20/97	 7,500 	OXFORD RESOURCES CORP	37.0000	      277,500.00
1/20/97	 2,700 	OXFORD RESOURCES CORP	37.0625	      100,068.75
1/20/97	 1,000 	OXFORD RESOURCES CORP	36.5625	       36,562.50
1/20/97	 9,500 	OXFORD RESOURCES CORP	36.0625	      342,593.75
1/20/97	 6,000 	OXFORD RESOURCES CORP	36.3750	      218,250.00
1/20/97	 9,000 	OXFORD RESOURCES CORP	36.6944	      330,249.60
1/20/97	(4,600)	OXFORD RESOURCES CORP	37.8750	     (174,225.00)
1/20/97(10,000)	OXFORD RESOURCES CORP	37.1250	     (371,250.00)
1/20/97	(1,500)	OXFORD RESOURCES CORP	37.7500	      (56,625.00)
1/20/97	(7,500)	OXFORD RESOURCES CORP	37.0600	     (277,950.00)
1/17/97	   500 	OXFORD RESOURCES CORP	36.3750	       18,187.50
1/17/97	   648 	OXFORD RESOURCES CORP	36.3799	       23,574.18
1/17/97	 9,000 	OXFORD RESOURCES CORP	35.5000	      319,500.00
1/17/97189,700 	OXFORD RESOURCES CORP	35.7880	    6,788,983.60
1/17/97	 1,000 	OXFORD RESOURCES CORP	35.8125	       35,812.50
1/17/97	 1,000 	OXFORD RESOURCES CORP	35.3125	       35,312.50
1/17/97(71,100)	OXFORD RESOURCES CORP	35.8750	   (2,550,712.50)
1/17/97(20,000)	OXFORD RESOURCES CORP	35.9375	     (718,750.00)
1/17/97	(1,000)	OXFORD RESOURCES CORP	36.2500	      (36,250.00)
1/17/97(23,000)	OXFORD RESOURCES CORP	35.6875	     (820,812.50)
1/17/97(16,000)	OXFORD RESOURCES CORP	35.7500	     (572,000.00)
1/17/97	(7,000)	OXFORD RESOURCES CORP	36.4799	     (255,359.30)
1/17/97(10,000)	OXFORD RESOURCES CORP	36.3799	     (363,799.00)
1/17/97(40,000)	OXFORD RESOURCES CORP	36.4399	   (1,457,596.00)
1/16/97	 2,020 	OXFORD RESOURCES CORP	35.7670	       72,249.34
1/16/97	     3 	OXFORD RESOURCES CORP	35.6250	          106.88
1/16/97	62,000 	OXFORD RESOURCES CORP	35.7500	    2,216,500.00
1/16/97(14,000)	OXFORD RESOURCES CORP	35.7500	     (500,500.00)
1/16/97140,000 	OXFORD RESOURCES CORP	35.4730	    4,966,220.00
1/16/97	 1,000 	OXFORD RESOURCES CORP	35.5650	       35,565.00
1/16/97(45,000)	OXFORD RESOURCES CORP	35.8750	   (1,614,375.00)
1/16/97	(5,000)	OXFORD RESOURCES CORP	35.7885	     (178,942.50)
1/16/97	 5,000 	OXFORD RESOURCES CORP	35.8438	      179,219.00
1/16/97	13,500 	OXFORD RESOURCES CORP	35.6806	      481,688.10
1/16/97(15,000)	OXFORD RESOURCES CORP	35.5000	     (532,500.00)
1/16/97(35,000)	OXFORD RESOURCES CORP	35.7670	   (1,251,845.00)
1/16/97(40,000)	OXFORD RESOURCES CORP	35.6349	   (1,425,396.00)
1/16/97	  (551)	OXFORD RESOURCES CORP	36.2050	      (19,948.96)
1/15/97	 1,700 	OXFORD RESOURCES CORP	35.2500	       59,925.00
1/15/97	   500 	OXFORD RESOURCES CORP	36.2500	       18,125.00
1/15/97	 4,600 	OXFORD RESOURCES CORP	36.0000	      165,600.00
1/15/97	(2,318)	OXFORD RESOURCES CORP	36.0000	      (83,448.00)
1/15/97	(6,000)	OXFORD RESOURCES CORP	35.6250	     (213,750.00)
1/15/97	 1,000 	OXFORD RESOURCES CORP	35.6250	       35,625.00
1/15/97	 1,000 	OXFORD RESOURCES CORP	35.5000	       35,500.00
1/15/97(34,500)	OXFORD RESOURCES CORP	35.5000	   (1,224,750.00)
1/15/97	 2,000 	OXFORD RESOURCES CORP	35.8750	       71,750.00
1/15/97(31,300)	OXFORD RESOURCES CORP	35.8750	   (1,122,887.50)
1/15/97100,000 	OXFORD RESOURCES CORP	35.8100	    3,581,000.00
1/15/97(36,000)	OXFORD RESOURCES CORP	35.6849	   (1,284,656.40)
1/15/97222,500 	OXFORD RESOURCES CORP	35.4680	    7,891,630.00
1/15/97	 1,000 	OXFORD RESOURCES CORP	35.9375	       35,937.50
1/15/97(42,700)	OXFORD RESOURCES CORP	35.8125	   (1,529,193.75)
1/15/97(17,000)	OXFORD RESOURCES CORP	35.7500	     (607,750.00)
1/15/97	(5,000)	OXFORD RESOURCES CORP	35.8485	     (179,242.50)


		Various Discretionary Accounts
		      Aggregate Transactions

1/17/97	 9,352 	OXFORD RESOURCES CORP	36.3799	      340,224.82
1/16/97	32,980 	OXFORD RESOURCES CORP	35.7670	    1,179,595.66